Dave Inc.

1265 South Cochran Avenue

Los Angeles, CA 90019

August 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Dave Inc.

Post-Effective Amendment No. 4 to Registration Statement Form S-1 on Form S-3

Filed July 28, 2023

(File No. 333-262478)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Dave Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Friday, August 11, 2023 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Thank you for your attention on this matter.

Very truly yours,

DAVE INC.

By:	/s/ John Ricci
John Ricci
General Counsel

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP